

October 5, 2023

Marc de Garidel
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris
France

> **Re: Abivax SA**
> **Registration Statement on Form F-1**
> **Filed September 29, 2023**
> **File No. 333-274780**

Dear Marc de Garidel:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

Registration Statement on Form F-1 filed September 29, 2023

Dilution, page 86

1. Please explain why you did not deduct goodwill from total assets to calculate net tangible book value per share as of June 30, 2023.

Marc de Garidel
Abivax SA
October 5, 2023
Page 2

Please contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom